UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Berner, Edgar R.
   6 North Shore Road
   New Preston, CT  06777
   USA
2. Issuer Name and Ticker or Trading Symbol
   Republic Automotive Parts, Inc.
   RAUT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |2,779              |I     |By 401(k) Plan             |
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Common Stock               |      |    | |                  |   |           |32,540             |D     |                           |
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Common Stock               |      |    | |                  |   |           |168                |I     |By trust                   |
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Common Stock #             |09/21/|J   |V|15,576            |A  |           |15,576             |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock #             |09/21/|G   |V|15,576            |D  |           |0                  |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |1,728              |I     |By Ltd Partnrship          |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
# - Grant of performance shares pursuant to performance share program in a transaction exempt under Rule
16b-3. On August 2, 1993, Mr. Berner assigned all of his rights to the shares to The BRE 1992 Family Trust. For additional information regarding this transfer, see Form 4 filed for the month of August, 1993.
SIGNATURE OF REPORTING PERSON
Edgar R. Berner
DATE
October 8, 1997